

Amir Fassihi · 2nd

*Radiology/Teleradiology/Neuroradiology *Author: Iran's Nowruz Revolution *Founder: Amnion Life Medical Devices

Newport Beach, California · 500+ connections · Contact info



Amnion Life

University of Californi Francisco

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IRAN's
NOWRUZ
REVOLUTION
Legacy of Violence, Promise of Nonviolence and Celebrations as Civil Disobedience
AMIR FASSIHI, M.D.

Prime

Iran's Nowruz Revolution: Legacy of Violence, Promise of Nonviolence and Celebrations as Civil Disobedience

It is said that two invincible forces were created in the 20th century: the atom bomb and nonviolence. IRAN'S NOWRUZ REVOLUTION examines the potential for nonviolence as a fc against one of the last ruthless religious regimes still in powe

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An estimated 15 million babies are born too early every year. That is more than 1 in 10...

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Amniobed by Amnion Life is an incubator system for premature

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Hypothermia in newborns is a universal



A premature birth is one in whicl





problem and is associated with increase

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baby is born before 27 weeks of

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Experience



Chief Executive Officer

Amnion Life

Mar 2015 – Present · 5 yrs 3 mos

Orange County, California Area

Medical Devices for the First Nine Months of Life

Amnion Life is a medical device research and development company in pursuit of innovative medical devices for preterm infants. Its breakthrough product, patented Amniotic Incubator is in the prototpe testing phase and is expected to begin its first pilot clinical trial in early 2019.

www.amnion.life - website for more information



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Book Author

Iran's Nowruz Revolution: Legacy of Violence, Promise of Nonviolence and Celebrations as Civil Disob

Sep 2012 – Present · 7 yrs 9 mos

https://www.amazon.com/Irans-Nowruz-Revolution-Celebrations-Disobedience/dp/1478

It is said that two invincible forces were created in the 20th century: the atom bomb and nonviolence IRAN'S NOWRUZ REVOLUTION examines the potential for nonviolence as a force against one of the last ruthless religious regimes still in power today.

...see mor



Front Cover.jpg



IRAN's
NOWRUZ
REVOLUTION

Iran's Nowruz Revolution: Legacy of...



Radiologist

Virtual Radiologic

Sep 2011 – Present · 8 yrs 9 mos

Neuroradiology

Education



University of California, San Francisco
Doctor of Medicine (MD), Medicine
1995 – 1999



University of Southern California
Neuroradiology
2004 – 2005



University of Southern California
Diagnostic Radiology Residency Program
2000 – 2004

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